

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

November 29, 2016

<u>Via E-mail</u>
Mark T. Frost
Senior Vice President and Chief Financial Officer
Analogic Corporation
8 Centennial Drive
Peabody, Massachusetts 01960

> **Re: Analogic Corporation**
> **Form 8-K dated September 21, 2016**
> **Filed September 21, 2016**
> **File No. 000-06715**

Dear Mr. Frost:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

> Sincerely,
>
> /s/ Martin James
>
> Martin James
> Senior Assistant Chief Accountant
> Office of Electronics and Machinery